Grupo Melo, S. A.

MELO

Apartado Postal 0816-07582
Panamá, Rep. de Panamá

Vía España 2313 - Río Abajo
Teléfono 221 -0033
Fax: 224-2311
www.grupomelo.com

July 24, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

Re: Grupo Melo S.A.
File No. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (i):

1. Quarter Update Report for the three months ended on September 30th, 2006.
2. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries ended September 30th, 2006.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6970, 323-6978 or 323-6900.

Sincerely yours,

Eduardo Jaspe L.
Vicepresident of Finance and Planning

Enclosures

c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)

Michael Vexler
(The Bank of New York)

7/30

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on September 30, 2006

FIRM NAME:	**GRUPO MELO, S.A.**
REGISTERED SECURITIES:	**COMMON STOCKS**
TELEPHONE:	**221-0033 FAX 224-2311**
ISSUERS ADDRESS:	**VIA ESPAÑA 2313, RIO ABAJO**
ISSUERS EMAIL:	**dirfinanzas@grupomelo.com**

I PART

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the proprietary of the 100% of the shares issued and circulating of the operative companies.

Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo"), is a conglomerate of companies actually conformed by six corporations (subsidiaries) Empresas Melo, S.A., Altos de Vistamares, S.A., Comercial Avicola, S.A., Bolmesa, S.A., Inmobiliaria Los Libertadores, S.A., Inversiones Chicho,S.A.; which activities are diversified in several areas of trade and the industry.

Internally the Group is divided in 7 divisions: Food (has farms for reproduction and raising of chicken, a chicken slaughter house, and a plant for the processing of aggregated value products based on chicken meat), Stores, Machinery, Woods, Restaurants, Real State and Services.

ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

At September 30, 2006 Grupo Melo, S.A. closed at 1.29, which is higher than the 1.06 on which finished at December 2005. This improvement in the liquidity is due to decrease on the current liabilities in the amount of US$4.9 millions or the 9% caused by a restructuring of the debt, where there were substituted the issuing of the bonds of Sarasqueta which maturity is this year. On the other hand, the short term loans of the Different Departments of the Group were paid off.

Grupo Melo presents on its current assets, US$63.2 millions, which represents an increase of 10.5% of US$6 millions versus December 2005. The increase principally

starts by the sales of land plots of the Real State Department under the title of receivable accounts, for the increase of the Inventory of Copama and by the increase of the cash flow product of the cash sales of the Poultry Group, the Department of Restaurants and Stores.

B. Capital Resources

The total assets at September 2006 arises to US$139.2 millions, which indicates an increase versus December 2005 of US$11.2 millions. The increase originated by the increase of the current assets previously mentioned and by the increase in the net collectable document of the current portion of the Department of Real State and by the increase on propriety, equipment, and net improvements specially by the building of Copama in Brisas del Golf.
The relation debt /capital of Group Melo, S.A. at September 30, 2006 is of 1.77, which is less to 1.87 on which closed on December 2005, produced by the total increase of US$5.5 millions in the profits generated in this period.

C. Results of the Operations.

At the closing of September 30, 2006 the total sales of Grupo Melo, S.A. were of US$136.6 millions, which represents and increase of U.S$20.1 millions or 17% versus September 2005. This increase in the sales keeps a constant during the time passed of this year. Within the departments that notable influences in the Group's results are: Stores, Machinery and Poultry.

The gross profit increased on US$10.8 millions or 19%, which originated that the gross margin reached up to September 2006 the amount of 48.8% higher to the same quarterly period of the past year that was in 47.9%. This improvement in the margin is due fundamentally to the reduction of the costs and the output in the production of chicken meat, which has significantly improved the margin of the Food Group and the Department of Restaurants.

The operation expenses of Group Melo, up to the month of September 2006, are up to US$50.1 millions, which represents an increase versus September 2006 of US$$6.3 millions or 14%. This expenses increases are caused principally by the increase in the title of human resources, sale expenses, transport expenses, cleaning and farm expenses, within others.

The accumulated profit before income tax is of US$10.6 millions, which is higher to the accumulate at September 2005 in US$5.9 millions. The estimated tax is of US$3.2 millions which produces ant net profit of US$7.3 millions for this period. The net margin is of 5.3%, higher to the same month of the previous years that closed with 2.9%.

C. Analysis of Perspectives.

The Department of Machinery, in the third quarterly of 2006, keeps its sales growing tendency. During the year that is going on, it has obtained an increase of 34% on its sales. We are expecting to finish with a 33% above last years. By the middle of the month of December 2006 we expect to inaugurate our new location in Brisas del Golf in Juan Diaz.

This new locations will give the opportunity to separate the automotive line from the machinery line and will allow the unification of the operations spare parts sales and of services in a only one location. As it was mentioned in the previous reports this new location will have and exhibit and show room for the equipment on sale, which will accomplish to improve not only the image of the John Deere Line but also, to improve the inventory controls, the efficiency in the operation and will give an integral service to the customers.

Year 2006 has been the best on history for the chain of Pio Pio Restaurants. This Year the Department has surpass its sales on a 21% versus last year. At this moment we have 42 locations nation wide and at a short time period we expect to build two new restaurants.

At the Department of Wood the sales have increased in this third quarterly on a 9% versus the previous year. Actually the foreign market represents the 38% of the total sales for this year which is the equivalent to an increase of 27% versus 2005. Basically this tendency is product of the incorporation of new markets as it is United States of America and Canada. The first purchase order of woods for Canada was already delivered, the same had great acceptance so due to this we expect to be able to develop this new market. For the last quarterly period and the beginning of the following year we have an important project in Costa Rica. The launching of a new line of vanguards doors call "Golden", continue with a excellent acceptance in the National market.

The Poultry Group has show multiple positive factors during this year, the production has increased, we have achieved betters costs for the ingredients and the conversion of the food in the chickens has been more efficient than last year, which has overcome on a good income for the Group. This last quarterly period we look forward to a bigger production as the demand for chicken is increasing due to the improvement in the economy, the preference for the consumers and the increase of the prices on beef and pork meats. The costs of the row material keeps good, even if it is a little higher than the previous quarterly periods.

The chicken processing plant in Juan Diaz continues improving its efficiency levels, the over time payments have decreased, as well the dead times, obtaining a lower pre production costs in spite of the production increase. Likewise we continue with the plan to strengthen the Melo and the Compa trademarks. In relation with the human resources, we maintain the strengthening plan oriented with coordination meetings, logistic, marketing and attention to the customers seminars.

The operations of the Department of Stores has grow during the third quarterly period of this year at a 17% rhythm versus the same quarterly period of the previous years. The results obtained have see been principally stimulated by the rice and corn cultivate, increases in the participation of the market of improved hay, increases in the sales volumes of animal dry hay and the increment in the offer for the construction products. Also has influenced in the results, the controls in operations, specifically the inventory program and the constant capacitating of the personal. The month of August and September were of great satisfaction for the Department of Stores as it was achieved the establishing of new sales and income yield capacity.

The fourth quarterly period will be of great activity for the Department of Stores and will finish a year of excellent achievements. The principal contributors to the good rhythm of the commercial activity that we will have in the fourth quarterly period will be the start of

the summer cultivars for the exportation and the great activity in the construction industry that will impel the sales of the corporations of stores Comasa and Multilaminas. In the other hand, the Corporation Melo Home Center and Melo Pet & Garden will have a great activity with the arrival of the Christmas seasons. At the beginning of the month of December 2006, we will be opening a new farming and animal husbandry store in the community of San Felix in the Province of Chiriqui. This new store will be the fifth farming and animal husbandry Melo store in this province, were we already have stores in David, Concepcion, Boquete, Volcan and Paso Canoas.

For the third quarterly period the Department of Real States has accumulated 223 proprieties of which 54% corresponds to the international market; nevertheless, the local market shows a significant increase due to our new projects: La Rioca, Santiago Apostol, Buena Vista; for its goodness (altitude, view, exclusivity, etc.) permits to accede to a segment of the national market with high buying power. To raise the standards of the new project has allowed to perform cash sales (58%) on this year, substantially improving the cash flow.

Likewise we continue building new real state developments as Granada, Buena Vista II and Valle Bonito. We are also building a new sales room in Altos de Maria and a new entrance to the project with an automatic control entrance, which gives more security and comfort to customers and proprietary.

At last, is in full construction the new administrative office of the Real State Department in the city of Panama. All of this put of with our goal to elevate the image of the corporation lieder in the real state developing of the mountains of Panama. .

II PART
FINANCIALSUMMARY
GRUPO MELO AND SUBSIDIARIES

A. Presentation applicable to issuers of the commercial and industrial sector:

FINANCIAL STATEMENTS	Quarterly at 30/09/06	Quarterly at 30/06/06	Quarterly at 31/03/06	Quarterly at 31/12/05
Total Sales	**137.155**	**86.960**	**42.585**	**162.277**
or Income				
Operative Margin	10.85%	80.09%	9.89%	5.91%
General and				
Administrative	50,073	33,088	15,847	58,514
Expenses				
Net profit or loss	7,962	4,167	2,427	4,395
Shares Issued				
And Circulating	2.323,044	2.323,044	2.323,044	2.323,044
Profit or Loss per				
Share	$3,43	$1,79	$1,05	$1,89
Depreciation and				
Amortizing	1,779	2,504	1,206	4,903
Profit or loss				
No recurrent	0	0	0	0

BALANCE SHEET	Quarterly At 30/09/06	Quarterly at 30/06/06	Quarterly at 31/03/06	Quarterly At 31/12/05
Current Assets	63,229	59,344	58,072	57,196
Total Assets	139,176	132,793	130,305	128,006
Current Liability	49,142	57,457	55,227	54,002
Long Term Debt	39,857	28,265	28,379	29,352
Preferred shares	0	0	0	0
Capital Paid	21,776	21,776	21,776	21,776
Retained Earnings	28,343	25,245	24,872	22,836
TOTAL EQUITY	**50,177**	**47,071**	**46,699**	**44,653**
FINANCIAL REASONS				
Dividend / Share	$0.05	$0.76	$0.17	$0.05
Total Debt / Equity	1,77	1,82	1,79	1,87
Working Capital	14,087	1,887	2,845	3,194
Up-to-date Rate	1,29	1,03	1,05	1,06
Operative Profit / Financial Expenses	3,70	2,68	3,32	1,73

III PART
FINANCIAL STATEMENTS

Are attached to this report the Quarterly Financial Statements of Grupo Melo, S.A.

IV PART
FINANCIAL STATEMENTS OF GUARANTORS OR BONDSMEN

Grupo Melo, S.A. own the 100% of the shares issued and circulating. The shares do not have guarantors so does not apply.

V PART
TO CERTIFICATE THE TRUSTEE

Two of the companies that belong to Grupo Melo, S.A. have valuables registered in the Comision Nacional de Valores (National Commission of Valuables), guaranteed by a trustee system as it is detailed further on and which certificates where surrendered to the Comision Nacional de Valores:

TRUSTEE	ISSUER	AMOUNT
Banco General, S.A. (BG Trust Inc.)	Empresas Melo, S.A.	7,500,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Compañia de Finanzas y Servicios, S.A.)	15,000,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Sarasqueta y Compañia, S.A.)	6,000,000.00
Banistmo, S.A.	Altos de Vistamares, S.A.	3,000,000.00

DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from November 30, 2006.

Legal Authorized Representative

____

Eduardo Jaspe

GENERAL INFORMATION

Directors

Arturo Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies,
Eduardo Jaspe	Principal Director, Vicepresident of Finance and Planning, Treasurer
Virgilio Sosa	Principal Director
Jaime Sosa	Principal Director
Manuel D. Cabarcos	Principal Director
José L. Garcia de Paredes	Principal Director
Miguel De Janón	Principal Director
Ricardo Sosa	Deputy
Laury Melo de Alfaro	Deputy

Registered Office
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Arias, Fabrega & Fabrega
Mendoza, Arias, Valle & Castillo
Mejia & Asociados
Vergara, Anguizola y Asociados
Bufete Federico A. Barrios
C.F. Outsourcing Group
Guevara & Asociados, S. A.
Rivera, Bolivar y Castañedas

Banks and Financial Institutions
Banco Continental de Panamá, S. A.
Banco Atlantico (Panamá), S. A.
Primer Banco del Istmo, S. A.
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
BNP Paribas
HSBC Bank
Global Bank
Banco Cuscatlán
Universal Trade and Finance
Corporación Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S. A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S.A. to the 30 of September of 2006 and 31 of December of 2005, the connected states consolidated of results and cash flow, for the nine finished months the 30 of September 2006 and 2005 in acordance with International Financial Reporting Standars. All information including the financial statements is representation of the management of Grupo Melo, S.A.

A revision mainly consist of investigations to the personal of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Based in our revisions, we have not had knowledge of any relatively important modifications that were due to do to the financial statements that are accompanied in accordance with the Internationa Financial Reporting Standars.

Rogelio A. Williams C.
CPA 2678

September 30, 2006
Panama, Republic of Panama

In Thousands of Dollars

CONSOLIDATED BALANCE SHEETS

September 30, 2006 and December 31 2005

	Notes		*2006*		*2005*
ASSETS					
Current Assets					
Cash	3	B/.	**4,570**	B/.	2,401
Notes and accounts receivable, net	4		**19,875**		17,764
Loans receivable, net	5		**31,219**		29295
Inventories, net	6		**1,411**		1,467
Inventory of layer hens			**3,282**		3,661
Parcel land for sale			**-**		23
Severance fund			**2,388**		2,144
Prepaid expenses			**484**		441
			63,229		57,196
Non-Current Assets					
Notes receivable, net of current portion	4		6,977		4,687
Deferred income tax	15		**241**		241
Investment, at equity	7		**1,791**		1,789
Raw land			**6,853**		6,335
Properties, equipment and improvements, net	8		**52,278**		50,557
Forestal investment	9		**3,665**		3,499
Other assets			4,142		3,703
			75,947		70,811
TOTAL ASSETS		B/.	139,176	B/.	128,007

In Thousands of Dollars

	Notes		2006		2005
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Interest-bearing loans and borrowings	10	B/.	13,179	B/.	15,835
Negociable commercial securities	11		5,000		5,000
Bonds payable	12		3,166		8,827
Notes and accounts payable - trade			19,661		18,558
Reserve for seniority premium			3,014		2,864
Accrued expenses and other liabilities	13		5,122		2,918
			49,142		54,002
Non-Current Liabilities					
Interest-bearing loans and borrowings	10		6,863		5,292
Bond payables	12		32,994		24,060
			39,857		29,352
Commitments and contingencies	21				
Shareholders' Equity					
Issued capital (common stock, non-par value; authorized shares: 2,500,000; issued and outstanding shares: 2,323,044)			21,776		21,776
Retained earnings			28,343		22,836
Deemed dividend tax			(76)		(76)
			50,043		44,536
Minority interest			134		117
Total Shareholders' Equity			50,177		44,653
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		B/.	139,176	B/.	128,007

In Thousands of Dollars

CONSOLIDATED STATEMENTS OF INCOME

Nine months ended September 30, 2006 and 2005

	Notes	*2006*	*2005*
Revenue			
Net sales		B/. 136,721	B/. 116,025
Cost of sales		(70,039)	(60,788)
Gross income		66,682	55,237
Other income		1,345	583
General and administrative expenses	20	(50,073)	(43,803)
Depreciation and amortization	8	(3,824)	(3,560)
Income from operating activities		14,130	8,457
Interest income		434	379
Interest and financial charges		(4,008)	(4,098)
Income from operating activities before income tax		10,556	4,738
Income tax	15	(3,172)	(1,164)
Income before share on loss of associate		7,384	3,574
Share on loss of associate	7	(122)	(105)
Net income		B/. 7,262	B/. 3,469
Earnings per share	18	B/. 3.13	B/. 1.49

In Thousands of Dollars

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Nine months ended September 30, 2006 and 2005

	Note	*Issued Capital*	*Treasury Shares*	*Retained Earnings*	*Deemed Tax*	*Minority Interest*	*Total*
At January 1, 2005		B/.21,391	B/. (123)	B/. 19,105	B/. (82)	B/. 90	B/.40,381
Net income		-	-	4,363	-	32	4,395
Dividends paid	16	-	-	(102)	-	(5)	(107)
Capital retained Earnings		530	-	(530)	-	-	-
Repurchase of shares		-	(22)	-	-	-	(22)
Annulled shares		(145)	145	-	-	-	-
Deemed dividend tax		-	-	-	6	-	6
At December 31, 2005		21,776	-	22,836	(76)	117	42,653
Net income		-	-	7,262		17	7,279
Dividends paid	16	-	-	(1,755)	-	-	(1,755)
At June 30, 2006		B/. 21,776	B/. -	B/. 28,343	B/. (76)	B/. 134	B/. 50,177

In Thousands of Dollars

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine months ended September 30, 2006 and 2005

		June	
	Notes	*2006*	*2005*
Cash flows from operating activities			
Income before income tax		B/. 10,556	B/. 4,738
Adjustments for:			
Depreciation and amortization	8	3,824	3,560
Provision for doubtful accounts	4	376	383
Reserve for seniority premium		466	478
Interest paid		4,008	4,098
Interest earned		(434)	(379)
Operating results before changes in working capital		18,796	12,878
Notes and accounts receivable		(4,777)	130
Inventories		(1,924)	2,011
Inventory of layer hens		56	27
Parcel land for sale		(139)	(1,182)
Prepaid expenses		(43)	(270)
Other assets		(439)	(183)
Notes and accounts payable – trade		1,103	(2,990)
Accrued expenses and other liabilities		(968)	499
Seniority premium paid		(316)	(374)
Cash proceeds from operations		11,349	10,546
Interest paid		(4,008)	(4,098)
Interest earned		434	379
Income tax paid		23	(246)
Net cash flows from operating activities		7,798	6,581
Cash flows from investing activities			
Severance fund		(244)	(142)
Investment, at equity	7	(120)	-
Purchase of properties, equipment and improvements, net of disposals	8	(5,545)	(2,724)
Forestal investment		(166)	(114)
Net cash flows used in investing activities		(6,075)	(2,980)

In Thousands of Dollars

CONSOLIDATED STATEMENTS OF CASH FLOWS continued

Nine months ended September 30, 2006 and 2005

	June	
	2006	*2005*
Cash flows from financing activities		
Loans and leasing obligations payments	B/. (37,780)	B/. (49,073)
Proceeds from new loans and leasing obligations	36,692	49,625
Emission of bonds	10,000	-
Redemption of bonds	(6,728)	(902)
Proceeds of value negotiable	-	3,000
Payment of negotiable commercial securities	-	(4,000)
Dividends paid	(1,755)	(101)
Minority interest	17	20
Shared capital acquired	-	(9)
Net cash flows from (used in) financing activities	446	(1,440)
Net (decrease) increase in cash	2,169	2,161
Cash at January 1	2,401	2,626
Cash at June 30	B/. 4,570	B/. 4,787

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

1. Corporate Information

Grupo Melo, S. A. is the holding company of a conglomerate grouped into divisions for various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agricultural and industrial machinery, vehicles and related equipment; processing and sale of timber; sale of construction materials; fast food restaurant chain, processing of food, real estate and reforestry. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pioneer Seed Co.

At September 30, 2006 and 2005 the Group had 3,288 pemanent employees and 311 temporary employees, and 3,042 pemanent employees and 309 temporary employees, respectively.

Corporate Governance

Corporate Governance Policies Review

General policies and procedures of the Board of Directors of Grupo Melo set forth the Corporate Governance standards as described hereafter. These norms, as applied to Grupo Melo, have been established voluntarily.

Corporate Governance operates through a committee of members of the Board of Directors, in addition there is an Audit Committee, a Executive Compensation Committee, a Governance and Estrategy Committee and a Finance Committee.

Corporate Governance objectives, which were adopted since it's creation, have the following general purposes:

- To establish specific operating guidelines for the Board of Directors and the Executive Committee.
- To promote sound management practices
- To establish clear rulings for management's chain of command and for delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control ethical and operational risks.
- To set executive compensation policies, as well Senior Management performance appraisal criteria.
- To oversight compliance with the Group's Code of Ethics.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

1. Corporate Information (continued)

Board of Directors guidelines cover the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risk control procedures.
- Approval of corporate strategic objectives.
- Continuous monitoring and evaluation of administrative and financial management performance.

Executive Committee

Executive Committee meets weekly and its decisions are ratified by Grupo's Board of Directors at their regular monthly meetings. Clause 9th of the Corporate By-Laws for Grupo Melo S. A. lists the functions of the Executive Committee as making decisions on management, objectives and policies applicable to business which cannot wait for convening the Board of Directors. However, Executive Committee decisions are subject to confirmation or modification of the Board of Directors.

The Executive Committee of the Board of Directors will always act on delegation from the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The Executive Committee's Principal Members are Board Officers who are also senior operating executives of the company/or its subsidiaries, while Alternate Members are managers of the Company or its subsidiaries, nominated by the Principal Members.

Board of Directors Permanent Committees

The Audit, Executive Compensation, Corporate Governance & Strategic Planning and Finance Committees are the four standing committees of Grupo Melo S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24th, 2000. The Finance Committee was established on the regular meeting of the Board of Directors of Grupo Melo, S. A. celebrated on May 21, 2005. The current members are:

Audit Committee

Miguel de Janón - Principal
Manuel D. Cabarcos - Principal
Eduardo Jaspe - Principal
Federico F. Melo K. - Alternate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

1. Corporate Information (continued)

Executive Compensation Committee

José Luis Garcia de Paredes - Principal
Jaime Sosa - Principal
Laury Melo de Alfaro - Alternate

Corporate Governance and Strategic Planning Committee

Arturo D. Melo S. - Principal
Arturo D. Melo K. – Principal
Ricardo Sosa-Principal
Virgilio Sosa – Principal
Jaime Sosa - Principal

Finance Committee

Manuel D. Cabarcos - Principal
José Luis García de Paredes - Principal
Virgilio Sosa - Principal
Eduardo Jaspe - Principal

In the absence of Principal Members, Alternate Members are empowered to exercise voting rights. Grupo Melo employees participating as members of any committee do not receive in any fees.

Grupo Melo's Board of Directors usually constitutes special temporary committees charged with responsibility to analyze specific issues and present recommendations to the Board.

Audit Committee

The functions of the Audit Committee are:

- To evaluate and approve Group's audited financial statements and recommend approval as required by the Board of Directors.
- To study, analyze, review and control certain financial aspects of each of the companies composing Grupo Melo, and to submit to the Board of Directors the recommendations resulting from such studies and analyses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

1. Corporate Information (continued)

- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to keep abreast of their annual work program.
- To analyze audited and non-audited financial statements of the Group's affiliates, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors about those findings considered relevant.
- To verify implementation of adopted corrective measures arrising from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal control measures, including programmed controls, and report to the Board of Directors on completed reviews, along with relevant suggestions.
- To initiate and recommend studies on possible application of fiscal incentives.
- To analyze semi-annual business results of the Group's subsidiaries, in order to update appropriate tax planning projections and evaluate proposals from the Comptroller and Internal Auditors toward this end.
- To help search for solutions to reduce the Group's short - term debt and debt-to-capital ratio.
- In the process of discharging its responsabilities, the Committee may:
  - a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, with previous notice to the Group's President.
  - b) Call before the Committee the Comptroller, the Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries, convening them with a minimum of 2 weeks prior notice and advising them of the issues to be discussed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2006 and 2005

1. Corporate Information (continued)

Executive Compensation Committee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives on the market. For such purpose the Committee will provide the Director of Human Resources a philosophical framework and adequate procedures so as to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve a low personnel - turnover rate among Grupo Melo's executives.

Permanent Work Plan

- Ensure compliance of the executive performance evaluation program.
- Survey executive personnel anonymously, to determine their job satisfaction level within their work environment.
- Ascertain that executive personnel are compensated along industry standards. Gather information which allows to compare the Group within the industry.
- Review level of rotation among executive personnel every five years.
- Analyze executive compensation in accordance to hierarchical levels.
- Define the level of executives who should participate in profit – sharing pool. Revise existing criteria.

Corporate Governance and Strategic Planning Committee

The functions of the Corporate Governance and Strategic Planning Committee are:

- Promote full compliance of corporate government parameters on the operations of Grupo Melo and its subsidiaries.
- To recommend amendment or expansion of Corporate Government rules to keep them updated to new requirements and new demands on the Corporative framework.
- To ensure compliance of the institutional Code of Ethics.
- To act as consultant body for the drawing up business strategic projects for submittal to the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2006 and 2005

1. Corporate Information (continued)

Finance Committee

The functions of the Grupo Melo's Finance Committee will be to present to the Board of Directors, observations and recommendations on the following subjects:

- Finance and budget objectives in a short and medium term.
- Strategics to reach an optimum financial structure.
- Strategies to follow the group's financial providers, including getting the best possible financial costs.
- Any other financial issues that may appear within the Group's operations.

Principles of Corporate Ethics

The following Declaration of Principles of Corporate Ethics of the conglomerate known as Grupo Melo was approved on its Board of Directors' regular monthly meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those we are accountable to, as well as to those with whom we do business acknowledging their rights and legitimate interests, avoiding deception and disinformation.
- To maintain the highest level of respect among all members of the corporation, regardless of their hierarchy within the Group, and see to it that there is no harassment nor discrimination, at any level of the organization.
- To discharge our duties with integrity, honesty and responsibility; communicate truthfully about our activities within the Group, offer cooperation and to work as a team toward best business results for the corporation.
- To inform the corporation on all matters relevant to the Group's best interests. No information should be withhold or falsified to anybody, least of all to the shareholders, Board of Directors or Executives at peer or higher levels.
- Maintain confidentiality on corporate matters which by their very nature imply an implicit duty not to reveal them.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in affording opportunities within the Group, as well as toward groups or persons with direct or indirect relations with the organization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

2.1 Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis and are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and applicable requirements of Republic of Panama law.

Basis of consolidation

The financial statements of the subsidiaries have been prepared for the same period than the Holding Company using consistent accounting policies.

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Altos de Vistamares, S. A., Embutidos y Conservas de Pollo, S. A., Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya,
S. A., after the elimination of all material intercompany transactions.

Minority interest principally represents the interest in Estrategia y Restaurantes, S.A., S. A., which are not controlled by the Group.

2.2 Significant Accounting Judgments and Estimates

Judgments:

In the process of applying the Group's accounting policies, management has made judgments, related to estimates that have significant effect on the amounts recognized in the financial statements.

Estimations:

Estimates particularly susceptible to significant variation are those pertaining to the allowance for uncollectible accounts, uncollectible loans for slow moving inventory and reserve for seniority premium.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

2.3 Summary of Significant Accounting Policies

Notes and accounts receivables

Notes and accounts receivables, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Inventories

The inventories are valued at the lower of cost and net realisable value:

Finished goods	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

Allowance for slow moving inventory or obsolescence

Management has an established policy for the determination of provisions for slow moving or obsolete inventories based on the type of product and on inventory rotation. Slow moving or obsolete inventory is reduced from the allowance. In order to determine the slow moving or obosolete inventory allowance the following criteria is used:

Machinery Division

Agriculture and industrial parts	- 50% for 4 years
Agro-industrial tires	- 50% for 5 years
Truck tires	- 50% for 4 years
Car tires	- 50% for 3 years

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Allowance for slow moving inventory or obsolescence (continued)

Following 12 months, the remaining 50% of the monthly cost is provisioned.

Stores Division

Inventory of merchandise	P1 6 – 12 months with no sales
	P2 12 – 24 months with no sales
	P3 24 or more months with no sales
	10% - 25 months
	15% - 26 to 36 months
	20% - 37 to 48 months
	55% - 48 or more months

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of cause, a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid. The fund is restricted to the use of the Group and only the interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried on the balance sheet at the lower of the equity-accounted amount or the recoverable amount, and the pro-rata share of profit (loss) of related firms is included in income. The Group's investment in associates consist of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Compañia Ulises, S. A., 25% ownership interest in Panama Grain Terminal, S. A., 50% ownership interest in Bulk Cargo, S. A and 50% ownership of Recuperación de Proteínas, S. A.

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and amortization and any impairment in value. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	- 30 to 40 years
Machinery and equipment	- 3 to 16 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Properties, equipment and improvements (continued)

Valuations are reviewed as of the date of balance sheet, to review if they are registered in excess of their recoverable value and, where carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The registered value of property, equipment and improvements is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in the consolidated statements of income.

Forestal investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestry costs, as well as handling plus current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the physical growth of the trees is recognized in the consolidated statements of income.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms are carried at cost, defined as the fair value of consideration to be paid in future for goods and services as received, whether or not billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of consideration received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

Deferred income tax

Deferred income tax arises from time differences resulting from income and expenses recorded in financial accounting and those reported for income tax calculations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Deferred income tax (continued)

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses and the reserve for seniority premium, prior to recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years (and not on total accumulated losses), due to uncertainty of using this asset in future.

Deferred tax assets and liabilities are measured at tax rates expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or virtually enacted at the balance sheet date.

Leases

The Group as the leasee

Finance leases, which transfer to the Group virtually all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term, and disclosed as properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability, so as to achieve a constant interest rate on the remaining balance of the liability. Finance charges are charged directly against operations.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

As equity is repurchased, the amount of consideration paid is recognized is deducted from equity and the shares are void.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of property of lands have passed to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

Commission income

Commission income is recognized over a proportional base during loan term.

3. Cash

	2006	*2005*
Cash on hand	B/. 188	B/. 219
Current accounts	4,382	2,182
	B/. 4,570	B/. 2,401

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2006 and 2005

4. Notes and Accounts Receivable, Net

		2006		2005
Notes receivable	B/.	13,299	B/.	8,513
Accounts receivables - clients		13,323		13,497
		26,622		22,010
Allowance for doubtful accounts		(895)		(715)
		25,727		21,295
Accounts receivable - other:				
Employees		162		151
Other		963		1,005
		26,852		22,451
Less: current portion		19,875		17,764
	B/.	6,977	B/.	4,687

5. Inventories, Net

	September		December	
		2006		2005
Goods and materials	B/.	16,304	B/.	15,869
Machinery and equipment		2,611		2,373
Automobiles and spare parts		4,219		4,149
Poultry, eggs and food		3,907		3,287
Tires, batteries and others		1,142		1,055
		28,183		26,733
Less allowance for slow moving or obsolete inventory		(70)		(70)
		28,113		26,663
Inventory in transit		3,106		2,632
	B/.	31,219	B/.	29,295

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

6. Inventory of Layer Hens

	2006		*2005*	
Reconciliation of book value of layer hens inventory as of January 1, 2005	B/.	1,467	B/.	558
Increase due to buy of layer hens		(56)		909
	B/.	1,411	B/.	1,467

7. Investment, at Equity

	% of Participation	*Investment at Cost 2006*		*2005*	
Procesadora Moderna, S. A.	50%	B/.	1,849	B/.	1,849
Compañia Ulises, S. A.	50%		135		135
Atlantic Grain Terminal, S.A.	25%		364		211
Bulk Cargo, S. A.	50%		38		38
Recuperación de Proteínas, S. A.	50%		570		570
			2,956		2,803
Share on inicial accumulated losses			(1,126)		(1,058)
Share on loss of the year			(122)		(68)
Share on losses at end of year			(1,248)		(1,126)
			1,708		1,677
Comercializadora Regional Centroamericana, Inc.	16%		-		50
Other investments			83		62
		B/.	1,791	B/.	1,789

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2006 and 2005

8. Properties, Equipment and Improvements, Net

		Properties		*Machinery and Equipment*		*Leased Equipment*		*Construction in Progress*		*Total*
At January 1, 2006, net of accumulated depreciation and amortization	B/.	31,086	B/.	17,843	B/.	1,030	B/.	598	B/.	50,557
Additions		2,316		2,128		1,239		676		6,359
Reclassifications		73		13		(6)		(80)		-
Disposals		(737)		(2,558)		(188)		-		(3,483)
Disposals depreciation		260		2,221		188		-		2,669
Depreciation and amortization		(1,172)		(2,108)		(544)		-		(3,824)
At June 30, 2006, net of accumulated depreciation and amortization	B/.	31,826	B/.	17,539	B/.	1,719	B/.	1,194	B/.	52,278
At January 1, 2006										
At cost	B/.	47,316	B/.	57,728	B/.	5,856	B/.	598	B/.	111,498
Accumulated depreciation and amortization		(16,230)		(39,885)		(4,826)		-		(60,941)
Net carrying amount	B/.	31,086	B/.	17,843	B/.	1,030	B/.	598	B/.	50,557
At June 30, 2005										
At cost	B/.	48,712	B/.	56,814	B/.	6,730	B/.	1,194	B/.	113,450
Accumulated depreciation and amortization		(16,886)		(39,275)		(5,011)		-		(61,172)
Net carrying amount	B/.	31,826	B/.	17,539	B/.	1,719	B/.	1,194	B/.	52,278

Several properties guarantee credit agreements of the Group's companies (Notes 12, 13 and 15).

In Thousands of Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2006 and 2005

9. Forestal Investment

	2006	2005
Reforestadores Los Miradores, S. A.	B/. 838	B/. 823
Reforestadora El Zapallal, S. A.	1,783	1,632
Profits from changes on the reasonable value less estimated costs of sales	1,044	1,044
	B/. 3,665	B/. 3,499

Disbursements made during 2006 are due to the costs of treatment and maintenance of the equipment, transportation and freight, cut and cleaning performed in the reforestation activity. The forestal investment in Reforestadora Los Miradores, S. A. involves species such as: teak, pine, *cedro espino*, laurel, oak, eucalyptus on a total 280 hectares. The forestal investment in Reforestadora El Zapallal involves species such as: *cedro espino* and teak on a total 597.3 hectares, of which 38.3 hectares are in access roads and security areas.

The Company has currently recognized profits resulting from changes in reasonable value of the forestal investment attributed to physical changes. The increased gain of B/.1,153, less the loss of B/.109, generate a profit of B/.1,044.

The reforestation activity is ruled by Executive Decree No.89 of November 8, 1993 that regulates Law No.24 from November, 1992.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2006 and 2005

10. Interest - Bearing Loans and Borrowings

At June 30, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	*Maturities*		*2006*		*2005*
Short - Term						
Overdraft and bank loans	5.75 - 8.25%	2006-2007	B/.	10,929	B/.	14,073
Mortgages	5.75 - 8.25%	2006-2007		1,131		1,290
Capital lease agreements	7 - 8.75%	2006-2007		1,119		472
			B/.	13,179	B/.	15,835
Long - Term						
Mortgages	5.75 - 8.25%	2009 - 2015	B/.	5,421	B/.	4,758
Capital lease agreements	7 - 8.75%	2007 - 2009		1,442		534
			B/.	6,863	B/.	5,292

Mortgages Loans

Mortgages bear the following security:

- Mortgage and antichresis on properties 1897, 11259, 11415, 11962, 3314, 3381, 3382, 105310, 45897, 111084, 123987, 143675, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, and 5701.

- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

The Group has agreements for short term credits lines with thirteen banks for up to B/.31,124 according to mutual accorded clauses. These agreements have no maturity dates and can be reviewed and renovated annually. As of June 30, 2006, Grupo Melo, S. A. has used these credit lines for the amount of B/.10,929. Subsidiary companies use these collective credit facilities.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

10. Interest - Bearing Loans and Borrowings (continued)

Credit agreements bear the following covenants and guarantees:

- Mortgage and antichresis on properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3088, 388, 123035, 44226, 47734, 34302, 54843, 106489, 152041, 50016, 7576, 6955, 34840, 38740, 37038, 99848 and 2733.

- Dividends to shareholders are allowed, for up to 50% of the year net income, as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

The Group has issued crossed guarantees to secure the global indebtedness of Grupo Melo, S. A.

11. Negotiable Commercial Securities

The Panama National Securities Commission authorized to float to the general public an issue of Commercial Negotiable Securities (V.C.N.) up to a maximum of five million balboas (B/.5,000). As of June 30, 2006 and 2005, the Company had placed B/.5,000, respectively on the Securities Market. This V.C.N. bears renewable maturity of 360 days from the date of issuance. The maturity dates are July and November, 2006, and generate an interest based in a referenced annual rate of 6 – 6.25%, payable on maturity to the holder.

This issue is backed up with the general credit of Empresas Melo, S. A. and cross guarantee of Grupo Melo, S. A.

12. Bonds Payable

The present emissions are secured by the general credit of the issuing corporations.

The bonds have the following guarantees:

- Mortgages and antichreses on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984 y 48510, 11253, 203937, 203939, 205937, 186599, 187985, 196306, 205878, 209982, 206320, 213724 y 211403, 23047, 29513, 11986, 39570, 41088, 54049, 23394, 27399, 27665, 33786, 49008, 55655, in addition to parcels 39226, 40371, 40381, 40391, and others on which the Manuel E. Melo factory is located.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

12. Bonds Payable (continued)

The details of the bonds payable are as follow:

		2006		*2005*
Altos de Vistamares, S. A.				
Bond issuance with a face value of B/.3,000 floated serially, bearing interest payable quarterly, at an adjustable rate based on prime + 2.25% p.a., which shall never be less than 7.25% p.a., nor greater than 10% p.a., maturing in December 2008.	B/.	2,500	B/.	3,000
Empresas Melo, S. A.				
Bond issuance with a face value of B/.15,000 floated serially bearing fixed interest of 8.25% p.a. payable quarterly, maturing in December 2012.	B/.	10,410	B/.	11,387
Bond issuance with a face value of B/.5,000 floated serially, bearing interest payable quarterly at 8% p.a., maturing in December 2006.		10,000		5,000
Bond issuance with a face value B/.1,500 floated as Serie A, bearing an interest rate based on Prime Rate plus 2.50%. In no event shall the interest rate be less than 6% nor more than 10%, p.a., maturing in December 2006.		1,500		1,500
Bond issuance with a face value of B/.1,500 floated as Serie B, bearing an interest rate based on Prime Rate plus 2.50%. p.a. In no event shall the interest rate be less than 6.5% nor more than 10.5%, maturing in December 2007.		1,500		1,500

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

12. Bonds Payable (continued)

Empresas Melo, S. A. (continued)		*2006*		*2005*
Bond issuance with a face value of B/.1,500 floated as Serie C, bearing an interest rate based on Prime Rate plus 2.75%, p.a. In no event shall the interest rate be less than 7% nor more than 11%, maturing in December 2008.	B/.	1,500	B/.	1,500
Bond issuance with a face value of B/.1,500 floated as Serie D, bearing an interest rate based on Prime Rate plus 2.75% p.a. In no event shall the interest rate be less than 7.5% nor more than 11.5%, maturing in December 2009.	B/.	1,500	B/.	1,500
Bonds by Series				
A. Series A: Series A bonds shall mature form December 2006. The interest rate is libor 6m + 2.5%.	B/.	1,200	B/.	1,200
B. Series B: Series B bonds shall mature from December 2007. The interest rate is libor 6m + 2.75%.		1,200		1,200
C. Series C: bonds shall mature from December 2008. The interest rates is libor + 6m + 2.87%		1,200		1,200
D. Series D: Series D bonds shall mature from December 2009. The interest rates is libor + 6m + 3%		1,200		1,200
E. Series E: Series E bonds shall mature from December 2010. The interest rates is libor + 6m + 3.12%		1,200		1,200
F. Series F: bonds shall mature from December 2011. The interest rates is libor + 6m + 3.25%		1,500		1,500
		36,160		32,887
Less: Current portion		3,166		8,827
Total	B/.	32,994	B/.	24,060

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

12. Bonds Payable (continued)

Interests paid:

Interest payments on loans, bonds, and leasing contracts totaled B/.4,008 in 2006 and B/.4,098 in 2005.

13. Accrued Expenses and Other Liabilities

		2006		*2005*
Reserve for vacations	B/.	468	B/.	537
Income tax and social security		436		428
XIII Month		239		67
Managers' profit sharing		255		419
Ahorro de Navidad		418		-
Interest payable		147		196
Payroll withholdings		72		103
Income tax payable		2156		799
Dividendos por pagar accionistas		401		-
Other		530		369
	B/.	5,122	B/.	2,918

14. Industrial Incentives

By virtue of its registration in the Official Register of the Industry and for a period of ten years, Empresas Melo, S. A. was granted to the industrial incentive for research and development of the local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. was extended until 2010.

The Company has been accorded, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories, raw materials, semi-elaborated products, containers fuel and lubricants to be used in the manufacturing of their products.

b) Exemption of income taxes on income from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

c) Special loss-carryforward regime for income tax. Losses suffered in any year during the Official Register period could be applied against taxable income for three years following the period in they were incurred.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

15. Tax

Major components of tax expense for the year ended September 30 were:

	2006	*2005*
Current:		
Income tax	B/. (3,172)	B/. (1,164)

Deferred tax assets

Deferred taxes at June 30 relates to the following:

	Calculation Basis			
	2006	*2005*	*2006*	*2005*
Seniority premium	B/. 802	B/. 802	B/. 241	B/. 241

The Group computed a deferred tax asset for the amount of B/.241 at September 30, 2006. These balances are mainly the result of reserves for seniority premiums prior to 1993, which will be available for application against future income taxes. This provision is estimated on the basis mentioned above at B/.802 at June 30, 2006. According to Panamanian tax rules, in case of seniority premiums, future use of the provision must be applied at the time the benefit is paid or the contribution effected to the severance fund.

According to International Financial Reporting Standards No.12, must be a certain use before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future. According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2005.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

16. Dividends Paid

During year 2006, dividends of B/.0.76 per ordinary share (totaling B/.1,755) were declared and paid.

During year 2005, dividends of B/.0.05 per ordinary share (totaling B/.102) were declared and paid.

17. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardeners.

The poultry segment is broken down further into production, animal food, marketing and added value products areas. The segment of foods – animal feed is where breeders are raised to maturity, to begin their reproductive cycle when hens will produce fertile eggs for the incubation facilities. The segment of animal feeds is specialized in the production of balanced inputs for animals, particularily for poultry. The food – marketing segment is responsible for selling and distributing live plus processed chicken, eggs and poultry based products. The segment food value added is the business unit responsible for processing and marketing food stuffs made from chicken.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transport. Aditionally, it provides garage repair services for said vehicles and equipment.

The lumber segment is dedicated to manufacture of solid wood and paneled doors.

The restaurant segment is a fast food chain with an extensive menu of fried and baked chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is charged with development of plots of land for sale in mountain projects with cooler climate.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2006 and 2005

18. Basic Earning per Share

Basic earnings per share are calculated by dividing the years' net income, per the number of common shares or the number of shares issued and outstanding.

	March	
	2006	*2005*
Net income pertaining to shareholders common shares for basic earnings	B/. 7,262	B/. 3,469
Number of common shares outstanding applicable for basic net income per share	2,323,044	2,323,044
Basic weighted earning per share	B/. 3.13	B/. 1.49

There were no other transactions refered to common shares since the date of the report and prior to completion of these financial statements.

19. Directors Fees

The members of the Board of Directors received global fee for B/.359 (2005 – B/.415). Of these amounts, Directors of Grupo Melo with management functions received B/.313 (2005 – B/.369) and external Directors without functions within the Group received B/.46 (2005 – B/.46).

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

20.. General and Administrative Expenses

		2006		*2005*
Salaries, commissions and premiums	B/.	15,303	B/.	12,735
Labor lease		4,882		4,875
Travel allowance and transportation		700		587
Legal and professional fees		1,540		1,447
Insurance Costs		305		302
Rent		1,402		1,495
Electricity, telephone and water		4,066		3,529
Repair and maintenance		1,806		1,253
Machinery repair and maintenance		1,178		1,577
Cleaning		1,169		941
Inventory		127		68
Packaging, bags and paper		1,776		1,528
Office expenses		759		587
Stamps and sealed paper		125		156
Taxes		623		505
Bad debts		350		403
Delivery, freight and transport		1,632		1,460
Fumigation and medical expenses		809		827
Advertising		1,504		1,207
Bank charges		358		393
Gas and lubricants		2,695		2,327
Vehicle		281		249
Vehicle maintenance and spare parts		934		784
Supply and materials		874		668
Breeds		285		254
Governmental and municipal taxes		542		465
Selling expense		1,396		1,132
Employee benefits		1,439		1,007
Equipment rent		103		30
Expenses transferable to cost		(29)		67
Miscellaneo		1,139		945
	B/.	50,073	B/.	43,803

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2006 and 2005

21. Commitments and Contingencies

Capital Lease Obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments, and are as follows:

	March *2006*		December *2005*	
Within one year	B/.	1,119	B/.	472
More than one year, but less than five years		1,442		534
	B/.	2,561	B/.	1,006

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a technology license and technical assistance agreement with Tyson Foods, Inc., entering into the following contract are obligations:

1. Effective for a ten-year period from October 1, 1998 may be renewed automatically, unless one of the parties notifies the intention to negotiate with no less than thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of net sales of licensed products with a minimum annual payment of B/.200.

Contingencies

Civil Trials

Pavensa Overseas, S. A. sued Grupo Melo, S.A., Cultivos Técnicos de Panamá, S. A., Construcciones Campestres, S. A., Edificaciones y Materiales, S. A. and Altos de Vistamares, S. A. for damages, including profit lost, moral, social and commercial damages, with occasion of the defects of construction in the plaintiff house located in Valle de Antón, Cocle Province. The quantity of the complaint is B/.500 This process is know in the First Superior Court since both parts appealed Sentence No.24 of 8th of July 2003 decision made by the Judge XIII of the Civil Circuit Court. By this decision the Judge jointly condemned Altos de Vistamares, S.A. and Construcciones Campestres, S. A. to pay Pavensa Overseas, S. A. B/.19 for damages including emergent damages, labor and materials costs destined in the construction and improvements by the plaintiff and works pending.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2006 and 2005

21. Commitments and Contingencies (continued)

Complaints

Collection proceedings:

There are fifty three cases of collections proceedings of accounts and mortgages with possibilities of winning in the Courts whose claims are pending of admission and practice of evidence.

Criminal and Administrative Actions:

Criminal Action for felonious homicide derived from a traffic accident, against Reinaldo Vargas, in which an incident of damages was filed against Empresas Melo, S. A. for a quantity of B/.2,377. In this process a sentence for moral damages was imposed against Empresas Melo, S. A. for B/.325, but the Company filed an extraordinary appeal that was accepted by the Criminal Supreme Court and it is at this moment in the Office of the General Attorney pending for its opinion.

There are two criminal actions against Cristian Miranda and Ariel Rodriguez for felonious homicide, since both persons were driving vehicles of Empresas Melo S. A. at moment of the accident. These cases are waiting for preliminary hearing dates.

Contingencies

Complaints

Criminal and Administrative Actions:

There are three administrative traffic proceedings, all in phase of appeal in the respective Mayor's office or the Governor office for felonious homicide and personal injuries that are also related to traffic accidents involving individuals operating Empresas Melo, S. A. vehicles.

In these administrative processes and in the criminal actions, the interests of the Companies are being defended energetically. Nevertheless, in case of an unfavorable result, in these processes, the companies could be subject to complaints for damages caused in the traffic accidents that have originated these processes.

END